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                                                                       EXHIBIT B

                                    BY-LAWS

                                      OF

                                UAM FUNDS, INC.


On December 10, 1998, the Board of Directors of UAM Funds, Inc. approved the following revisions to the By-Laws:

The existing Article III, Section 10 and Section 11 are hereby deleted in their entirety and replaced with the following:

          Section 10. Committees. The Board of Directors may by resolution passed by a majority of the entire Board appoint from among its members an Executive Committee and other committees composed of at least one Director, and may delegate to such committees, in the intervals between meetings of the Board of Directors, any or all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, except the powers to declare dividends or distributions on stock, to issue stock or to recommend to Stockholders any action requiring Stockholder approval, amend the By-Laws, or approve any merger or share exchange which does not require stockholder approval.

          Section 11. Action of Committees. In the absence of an appropriate resolution of the Board of Directors each committee may adopt such rules and regulations governing its proceedings, quorum and manner of acting as it shall deem proper and desirable, provided that the quorum shall not be less than two Directors, unless such committee is comprised of only one Director whereby a quorum would be one Director. The committees shall keep minutes of their proceedings and shall report the same to the Board of Directors at the meeting next succeeding, and any action by the committee shall be subject to revision and alteration by the Board of Directors, provided that no rights of third persons shall be affected by any such revision or alteration. In the absence of any member of such committee the members thereof present at any meeting, whether or not they constitute a quorum, may appoint a member of the Board of Directors to act in the place of such absent member.